Filed pursuant to Rule 433

Free Writing Prospectus dated October 7, 2010

Registration Statement No. 333-162211

CINCINNATI BELL INC.

Pricing Term Sheet – October 7, 2010

$500,000,000 8.375% Senior Notes due 2020

The following information, filed pursuant to Rule 433, supplements the Preliminary Prospectus Supplement dated

October 7, 2010, filed as part of Registration Statement No. 333-162211

Issuer:	Cincinnati Bell Inc. (the “Company”)

Security:	8.375% Senior Notes due 2020

Aggregate Principal Amount Offered:	$500,000,000

Principal Amount per Note:	$2,000 minimum, $1,000 increments

Rating[1]:	B2/B+

Trade Date:	October 7, 2010

Settlement Date:	October 13, 2010 (T + 3)

Maturity:	October 15, 2020

Coupon Payment Dates:	April 15 and October 15 of each year, beginning April 15, 2011

Coupon Record Dates:	April 1 and October 1

Optional Redemption:

104.188% on or after October 15, 2015;

102.792% on or after October 15, 2016;

101.396% on or after October 15, 2017;

100.000% on or after October 15, 2018.

Make whole call (T+50) prior to October 15, 2015.

[1]

A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

Equity Clawback:	Up to 35% until October 15, 2013 at 108.375%

Coupon:	8.375%

Price to Public:	100.00%

Yield to Maturity:	8.375%

Gross Spread (%):	1.75%

Net Proceeds to the Company (before expenses)(%):	98.25%

Net Proceeds to the Company (before expenses)($):	$491,250,000

CUSIP:	171871 AN6

ISIN:	US171871 AN65

Joint Bookrunning Managers:	Barclays Capital Inc. RBS Securities Inc. Morgan Stanley & Co. Incorporated Banc of America Securities LLC Deutsche Bank Securities Inc. Wells Fargo Securities, LLC

Co-Managers:	Fifth Third Securities, Inc. PNC Capital Markets LLC

Use of Proceeds:	We expect to receive net proceeds of approximately $491,250,000 from the sale of the notes to the underwriters, after deducting the underwriters’ discount and commissions. We intend to use the net proceeds from the sale of the notes to repay outstanding borrowings under our senior credit facilities and to pay the transaction fees and expenses incurred by us in connection with this offering.

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Before you invest, you should read the preliminary prospectus supplement (including the documents incorporated by reference therein) for more information concerning the Issuer and the Notes.

The Company has previously filed a registration statement (including a prospectus) on Form S-3 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates, which registration statement was automatically effective on September 30, 2009. Before you invest, you should read the prospectus supplement to the prospectus in that registration statement and the other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the prospectus supplement relating to this offering may also be obtained by contacting Barclays Capital Inc., 745 Seventh Avenue, New York, New York 10019, Attention: Syndicate Registration.